November 1, 2021 Via EDGAR and Email Anu Dubey Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Mayer Brown LLP

1221 Avenue of the Americas
New York, NY 10020-1001
United States of America

T: +1 212 506 2500
F: +1 212 262 1910

mayerbrown.com

Bradley Berman

Counsel
T: +1 212 506 2321

BBerman@mayerbrown.com

Re:	m+ funds Trust, Series 8-1 Amendment No. 1 to Registration Statement on Form S-6 Filed November 1, 2021 File Nos.: 333-255080 and 811-23503

Dear Ms. Dubey:

On behalf of our client, m+ funds Trust, we submitted to the Securities and Exchange Commission on November 1, 2021 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the m+ Defined Preservation 100 Fund, m+ funds Trust, Series 8-1 (the “Trust”), a series of the m+ funds Trust. The Amendment incorporates responses to the comments transmitted telephonically by the Staff.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response. Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Cover page

In the second bullet point, add that the Reference Asset’s price depreciation is relative to the Initial Reference Value, also adding a cross-reference to the definition of “Initial Reference Value.”

We have made this change.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

Anu Dubey
November 1, 2021
Page 2

Revise the first sentence of “Investment Objective” to clarify that the Trust’s return will be decreased by the Trusts fees and expenses.

We have revised the first sentence of the “Investment Objective” paragraph to disclose that the return that the Trust is seeking will be decreased by the Trust’s fees and expenses.

Hypothetical Performance Return Examples (Pages 4-5)

In the first and sixth paragraphs, refer to three examples.

We have revised the references from four to three examples.

We have also updated the prospectus to reflect the Staff’s comments to another filing of the Trust.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Steve Clancy Ian Shainbrown Anna T. Pinedo Xianxiao Li